P.E. 1/31/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

02014483

For the month of January, 2002

RECEIVED
FEB 12 2002
WASH, D.C.
384

ANGIOTECH PHARMACEUTICALS, INC.
(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

PROCESSED
FEB 22 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Announcement pertaining to: FDA clears pivotal U.S. clinical trial of Cook ® Incorporated's paclitaxel-eluting coronary stent to combat restenosis.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: January 29, 2002

By ______________________________
Name: Donald Longenecker
Title: President and COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

FOR IMMEDIATE RELEASE
NEWS RELEASE
January 25, 2002

FDA CLEARS PIVOTAL U.S. CLINICAL TRIAL OF COOK® INCORPORATED'S PACLITAXEL-ELUTING CORONARY STENT TO COMBAT RESTENOSIS

Vancouver, B.C. – Angiotech Pharmaceuticals Incorporated (NASDAQ:ANPI; TSE:ANP) was notified today by Cook® Incorporated that Cook has received conditional approval from the U.S. Food and Drug Administration ("FDA") to enrol 200 patients at 20 sites in the pivotal U.S. clinical trial of its new paclitaxel-eluting coronary stent tocombat restenosis, company officials said today. Patient enrolment in Cook's PATENCY study, which is expected to keep Cook on track to launch its Logic™ PTX™ Drug-Eluting Coronary Stent in the U.S. in 2003, will begin immediately.

Cook also stated that the FDA gave Cook approval to enrol 100 patients at 10 institutions in a randomized pilot study using its paclitaxel-eluting coronary stent to treat in-stent restenosis, a condition created when restenosis occurs at the site of a previously implanted stent.

"Coupled with our recent filing for CE Mark approval to market a paclitaxel-eluting coronary stent in Europe, today's announcements clearly show the progress Cook is making in delivering on our promise to bring the benefits of this breakthrough technology to coronary artery disease patients," said Phyllis McCullough, chairwoman of Cook Incorporated. "This is exciting news, and everyone at Cook is committed to ensuring that physicians worldwide can add paclitaxel-eluting stents to their treatment options as soon as possible."

Stents are tiny wire scaffold-like devices inserted inside blocked sections of coronary arteries during a procedure called an angioplasty. Despite their overall success in maintaining blood flow through the affected artery, in approximately 20-25 percent of cases, a new blockage develops at the site of the angioplasty due to scar tissue growth and inflammation, a condition referred to as restenosis.

Paclitaxel acts to prevent excessive cell regrowth at the site of the angioplasty, which human clinical research has shown may reduce or eliminate restenosis. Cook has licensed the use of paclitaxel from Angiotech for use with its stents. Cook's polymer-free, paclitaxel-eluting coronary stents are investigational devices not approved for sale in the United States at this time.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of the anticancer drug, paclitaxel. Several pharmaceutical therapies are in clinical development: systemic Micellar Paclitaxel (PAXCEED™) for secondary progressive multiple sclerosis (Phase 2), rheumatoid arthritis (Phase 1) and severe psoriasis (Pilot Phase 2). The paclitaxel-coated coronary stent program is currently in international clinical safety and efficacy studies. Other medical device programs include paclitaxel-loaded surgical implants for the treatment of restenosis associated with peripheral vascular surgery.

With international headquarters in Bloomington, Ind., privately held COOK® (www.cookgroup.com) is a leading designer, manufacturer and global distributor of minimally invasive medical device technology for diagnostic and therapeutic procedures.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update anysuch factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.*

# # #

Company Contact
Cindy Yu, Corporate Communications Manager
Phone: (604) 221-7676 Fax: (604) 221-2330 Web: www.angiotech.com Email: info@angio.com